Exhibit 21

QUALITY SYSTEMS, INC.

LIST OF SUBSIDIARIES

1.	EagleDream Health Inc.
2.	Entrada Inc.
3.	Entrada Edit, LLC
4.	Focused Medical Analytics, LLC
5.	HealthFusion Holdings, Inc.
6.	HealthFusion Inc.
7.	Inforth Technologies, LLC
8.	Matrix Management Solutions, LLC
9.	Mirth, LLC
10.	Mirth Limited
11.	NextGen Healthcare Information Systems, LLC
12.	NextGen RCM Services, LLC
13.	NextGen Healthcare India Pvt. Ltd.
14.	QSI Management, LLC
15.	ViaTrack Systems, LLC